Exhibit 99.1

Mixed Martial Arts Group Limited Acquires Leading Jiu Jitsu Gym Management and Fintech Platform, Building its Position as the Commercial and Cultural Epicenter for MMA

●	Brazilian Jiu Jitsu (BJJ) is one of the fastest growing combat sports in the world with over 44,000 studios in the US alone, with martial arts in the US representing an estimated $18.6bn annual market.
●	Mixed Martial Arts Group Limited (“MMA”) is acquiring an important player in the global gym management platform market estimated to be valued at over $1.1 billion by 2031.
●	The acquisition of BJJLink includes a maximum consideration over 5 years based on revenue milestones of $3.6 million by year three, $6.3 million by year four, and $10 million by year five.
●	BJJLink offers a comprehensive suite of tools for gym management, student engagement, and content monetization, with an established customer base across the US and internationally, further expanding Mixed Martial Arts Group’s global footprint.
●	BJJLink boasts over 50,000 active students administered through the platform offering Mixed Martial Arts Group a new channel for engagement and monetization.
●	This acquisition grows Mixed Martial Arts published gym footprint and target new client pool to over 18,000 gyms and increases its active footprint to 802 gyms across 16 countries in North America, South America, Europe, Oceania and Africa.
●	BJJLink plays a vital role in our platform ecosystem, seamlessly integrating gym member management and payment infrastructure with social connectivity tools. This powerful combination enables MMA to transform mixed martial arts fans into active participants while supporting gyms in driving growth and engagement.

New York, NY / December 18, 2024 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), a leading technology company building the commercial and cultural epicenter for the mixed martial arts (MMA) and combat sports industry, is thrilled to announce the successful acquisition of BJJLink, the premier technology platform tailored to the needs of jiu jitsu academies, coaches, and practitioners worldwide. This acquisition marks a significant milestone in MMA’s mission to unify and modernize the fragmented martial arts landscape, enabling the industry to capitalize on significant opportunities for growth and monetization.

Caption: BJJ Link has a passionate and established customer base.

“Our acquisition of BJJLink represents another significant step in MMA’s mission to unify the martial arts industry within a single comprehensive platform ecosystem,” said Nick Langton, Founder and CEO of Mixed Martial Arts Group. “The deal terms, focused on attractive revenue milestones, demonstrate our commitment to growth and unlocking the earning potential of this thriving market. BJJLink’s innovative tools and passionate jiu jitsu community perfectly align with our vision of empowering martial artists, academies and coaches worldwide. We intend to leverage this platform to serve the broader martial arts market and further fortify our leading position in the combat sports ecosystem.”

BJJLink offers the most complete gym management solution specifically catering to jiu jitsu academy needs around the world including a comprehensive suite of tools for payment processing, marketing, student engagement, website building and content monetization. Its innovative platform allows jiu jitsu practitioners to create income streams by sharing their expertise while providing academies with robust solutions to streamline operations, attract members, and drive revenue growth.

The acquisition brings a high margin, recurring revenue stream to MMA. The total consideration for the acquisition of BJJLink is up to $13 million, made in cash or shares at the election of the MMA, including $3 million in fixed payments in the first two years following the acquisition, with $10 million in variable earn-out considerations tied to aggressive revenue milestones over years three to five.

The acquisition of BJJLink further strengthens MMA’s position as the leading digital hub for martial arts by:

●	Expanding Market Reach in High-Growth Segments: BJJLink provides MMA with a foothold in the rapidly expanding jiu jitsu market with over 44,000 gyms and academies and a broader martial arts market valued at over $18.6bn.

●	A Unified Ecosystem Driving Exponential Growth: As MMA builds a connected platform that unites practitioners, coaches, academy owners, and promoters, BJJLink becomes the central engine driving operational efficiency, engagement, and financial opportunity. This ecosystem extends beyond traditional community platforms to provide end-to-end connectivity for the martial arts industry.
●	Integrating Hype.co and BJJLink: By integrating Hype’s advanced marketing and CRM technology with BJJLink’s leading gym management and community-building platform, this combined power equips gym partners with an all-in-one solution to drive membership growth, streamline daily operations, and deepen member engagement — all while providing unparalleled access to marketing services and business utilities in a single, unified platform.
●	Driving Recurring Revenue: BJJLink introduces new revenue streams, including subscriptions ranging up to $149 per month, transaction fees, and content monetization opportunities. The combined ecosystem leverages MMA’s ability to capture transactional value at every stage of the customer journey, while reducing reliance on traditional advertising revenue. This diversified revenue approach positions MMA for long-term financial growth.
●	Boosting Engagement and Retention: With features that deepen connections between practitioners, coaches, and gyms, BJJLink strengthens MMA’s community-driven approach, encouraging higher participation and ‘mat time.’
●	Empowering Content Creators: By enabling jiu jitsu athletes to share and monetize their knowledge, MMA’s positions itself as a platform that supports the professional growth of martial artists globally.
●	Accelerating Global Expansion: Leveraging BJJLink’s international network, MMA extends its influence to over 18,000 published gyms in 16 countries, solidifying its global footprint across North America, Europe, South America, Oceania, and Africa.

ABOUT MIXED MARTIAL ARTS GROUP LIMITED

Mixed Martial Arts Group Limited is a technology company that is seeking to increase consumer participation in martial arts and combat sports whilst building upon existing community offerings within the sector. Mixed Martial Arts Group Limited currently has four business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.
●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.
●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.
●	BJJLink (www.bjjlink.com) BJJLink offers the most complete gym management solution specifically catering to jiu jitsu academy needs around the world including a comprehensive suite of tools for payment processing, marketing, student engagement, website building, and content monetization.

For further information about Mixed Martial Arts Limited (NYSE American: MMA), please visit www.altaglobalgroup.com or https://ir.altaglobalgroup.com/news-events/presentations for a copy of our latest corporate presentation.

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Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain
Mixed Martial Arts Group Limited

E: peter@trainalta.com